UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41873

Fenbo Holdings Limited

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 31, 2025, Fenbo Holdings Limited. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires the Company’s ordinary shares to maintain a minimum closing bid price of $1.00 per share.

As previously disclosed, on September 12, 2025, the Company was notified by Nasdaq that it was not in compliance with the Minimum Bid Price Rule. The letter from Nasdaq stated that the Staff has determined that for the last 10 consecutive business days, from December 16, 2025, through December 30, 2025, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. The Company reclassified its ordinary shares into Class A and Class B ordinary shares on at the general meeting on September 29, 2025. Accordingly, the Company is now in compliance with the Minimum Bid Price Rule, and Nasdaq considers this matter closed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fenbo Holdings Limited

Date: January 5, 2026	By:	/s/ Huang Hongwu
	Name:	Huang Hongwu
	Title:	Chief Executive Officer and Executive Director

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